UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Government and Political Subdivisions Thereof

ANNUAL REPORT

Of

PROVINCE OF SASKATCHEWAN CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2025

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to Which registration Is effective	Names of Exchanges on Which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

TOM CLARK

Consulate General of Canada

466 Lexington Avenue, 20th Floor

New York, New York, U.S.A, 10017

(Name and Address of Authorized Agent in the United States)

RODNEY F. BALKWILL Assistant Deputy Minister and CIO, Provincial Treasury Office Province of Saskatchewan 2350 Albert Street, 6th Floor Regina, SK S4P 4A6 (306) 787-9473	CHRISTOPHER J. CUMMINGS Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100, P.O. Box 226 Toronto, ON Canada M5K 1J3 (416) 504-0520

*	The Registrant is filing this Annual Report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the Registrant registered, a brief statement as to:

(a)	The general effect of any material modification, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund and amortization installment.

None.

2.	A statement as of the close of the last fiscal year of the Registrant giving the total outstanding of:

(a)

Internal funded debt of the Registrant. (Total to be stated in the currency of the Registrant. If any internal funded debt is payable in the foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 33-35 of Exhibit 99.1 hereto.

(b)	External funded debt of the Registrant (Totals to be stated in respective currencies in which payable. No statement need be furnished as to the intergovernmental debt.)

Reference is made to pages 34-35 and 48-50 of Exhibit 99.1 hereto.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount of outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Registrant outstanding as of the close of the last fiscal year of the Registrant.

Reference is made to pages 48-50 of Exhibit 99.1 hereto.

4.	(a)	As to each issue of securities of the Registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	The amount held by or for the account of the Registrant.

None.

(2)

Total estimated amount held by nationals of the Registrant (or if Registrant is other than a national government by the nationals of its national government); this estimate need to be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

None.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Registrant to reacquire such securities

Not applicable.

5.	A statement as of the close of the last fiscal year of the Registrant giving the estimated total of:

(a)	Internal floating indebtedness of the Registrant. (Total to be stated in the currency of the Registrant.)

Reference is made to page 67 of Exhibit 99.2 hereto.

(b)	External floating indebtedness of the Registrant. (Total to be stated in the respective currencies in which payable.)

The total external floating indebtedness of the registrant at March 31, 2025, was CAD$2.76 billion. Reference is made to page 37 of Exhibit 99.1 and page 57 of Exhibit 99.2 hereto.

6.

Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the Registrant for each fiscal year of the Registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 26-30 of Exhibit 99.1 hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Registrant (or if the Registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This Annual Report comprises:

(a)	The cover page and pages numbered ii to vi consecutively.

(b)	The following exhibits:

99.1	Province of Saskatchewan Current Description;

99.2	Volume 1 of the Public Accounts for the registrant for the year ending March 31, 2025; and

99.3	Saskatchewan First Quarter Financial Report 2025-26.

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Government and Political Subdivisions thereof.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Province of Saskatchewan Current Description.

99.2	Volume 1 of the Public Accounts for the registrant for the year end March 31, 2025.

99.3	Saskatchewan First Quarter Financial Report 2025-26.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, at Regina, Saskatchewan, on the 19th day of September, 2025.

Province of Saskatchewan

By:	/s/ Rod Balkwill
Assistant Deputy Minister and CIO, Provincial Treasury Office

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